September 24, 2008

VIA EDGAR AND MESSENGER

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:	URS Corporation
Form 10-K for the fiscal year ended December 28, 2007
Filed February 26, 2008
Form 10-Q for the period ended June 27, 2008
Definitive Proxy Statement on Schedule 14A filed April 22, 2008

File No. 1-7567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “Company” or “we”) to the comments in your letter dated August 27, 2008 regarding the Company’s Form 10-K for the fiscal year ended December 28, 2007, filed with the SEC on February 26, 2008, Form 10-Q for the period ended June 27, 2008, filed with the SEC on August 6, 2008, and Definitive Proxy Statement on Schedule 14A filed with the SEC on April 22, 2008.  For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the year ended December 28, 2007

Item 1. Business

1.
We note your risk factor regarding liabilities under environmental laws.  If material, please disclose in future filings the estimated capital expenditures for environmental control facilities. See Item 101(c)(1)(xii) of Regulation S-K.

Response:

Due to the service-oriented nature of our business, our capital expenditures for environmental control facilities have been immaterial to our business and we expect them to continue to be immaterial in the future.  However, in the event that, in future periods, our capital expenditures for environmental control facilities become material, we will disclose in future filings the estimated capital expenditures for environmental control facilities as required by Item 101(c)(1)(xii) of Regulation S-K.

Item 2. Properties, page 31

2.
In future filings, please describe the significant properties subject to the facility leases, identify the business segments using these leased properties and provide a list of the countries where such properties are located.

Response:

Our properties primarily consist of office space leased in general or commercial office buildings.  In future filings, we will describe any physical properties that we identify as materially important, as required by Item 102 of Regulation S-K.

Note 1. Accounting Policies, page 78

Revenue Recognition, page 78

3.
The first paragraph states you account for your engineering projects using the percentage-of-completion method, with revenue earned in proportion to total costs incurred, divided by total expected costs.  However, according to your discussion of the four major types of contracts beginning on page 62, you use several methods for recognizing revenue on your engineering projects, depending on the type of contract.  For example, on cost-plus fixed fee contracts, you recognize revenue based on actual labor hours, marked up with fee and overhead, plus non-labor costs marked up with the appropriate fee.  On T&M contracts, you recognize revenue based on actual labor hours, negotiated billing rates, and materials and other costs.  In future filings, please revise Note 1 to clearly disclose each method of revenue recognition used on your engineering projects.  Provide us a copy of your intended revised disclosure in your response.

Response:

In response to the Staff’s request, we have set forth below our revised disclosure for Note 1 relating to revenue recognition that we intend to include in future filings:

Revenue Recognition

We recognize revenues from engineering, construction and construction-related contracts using the percentage-of-completion method as project progress occurs.  Service-related contracts, including operations and maintenance services and a variety of technical assistance services, are accounted for using the proportional performance method as project progress occurs.

Percentage of Completion.  Under the percentage-of-completion method of revenue recognition, revenue is recognized as contract performance progresses.  We estimate the progress towards completion to determine the amount of revenue and profit to recognize.  We generally utilize a cost-to-cost approach in applying the percentage-of-completion method, where revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred.  Costs are generally determined from actual hours of labor effort expended at per-hour labor rates calculated using a labor dollar multiplier that includes direct labor costs and allocable overhead costs.  Direct non-labor costs are charged as incurred plus any mark-up permitted under the contract.

For some contracts, using the cost-to-cost method in estimating the percentage of completion may overstate the progress on the project. For instance, in a project where a large amount of permanent materials are purchased, including the costs of these materials in calculating the percentage of completion may overstate the actual progress on the project.  For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods, including labor hours, labor dollars, efforts expended, units of production, or value added for measuring progress on the project and recognize revenue accordingly.

Under the percentage-of-completion method, recognition of profit is dependent upon the accuracy of a variety of estimates, including engineering progress, materials quantities, and achievement of milestones, incentives, penalty provisions, labor productivity, cost estimates and others.  Such estimates are based on various professional judgments we make with respect to those factors and are subject to change as the project proceeds and new information becomes available.

Proportional Performance.  Our service contracts are accounted for using the proportional performance method, under which revenue is recognized in proportion to the number of service activities performed, in proportion to the direct costs of performing the service activities, or evenly across the period of performance depending upon the nature of the services provided.

Revenues from all contracts may vary based on the actual number of labor hours worked and other actual contract costs incurred.  If actual labor hours and other contract costs exceed the original estimate agreed to by our client, we generally must obtain a change order, contract modification or successfully prevail in a claim in order to receive and recognize additional revenues relating to the additional costs (see “Change Orders and Claims” below).

If estimated total costs on any contract indicate a loss, we charge the entire estimated loss to operations in the period the loss becomes known.  The cumulative effect of revisions to revenue, estimated costs to complete contracts, including penalties, incentive awards, change orders, claims, anticipated losses, and others are recorded in the accounting period in which the events indicating a loss or change in estimates are known and the loss can be reasonably estimated.  Such revisions could occur at any time and the effects may be material.

We have a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs on our long-term engineering and construction contracts.  However, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates.

Change Orders and Claims.  Change orders and/or claims occur when changes are experienced once contract performance is underway, and may arise under any of the contract types previously described.

Change orders are modifications of an original contract, which may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and period of completion of the work, that effectively change the provisions of the contract without adding new provisions.  Either we or our clients  may initiate change orders.  Client agreement as to the terms of change orders is, in many cases, reached prior to work commencing.  However, sometimes circumstances require that work progresses without client agreement before the work is performed.  Costs related to change orders are recognized when they are incurred.  Change orders are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value that can be reliably estimated.  Revenue recognized from change orders may exceed the related costs incurred.

Claims are amounts in excess of agreed contract prices that we seek to collect from our clients or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to either scope or price, or other causes of unanticipated additional contract costs.  Claims are included in total estimated contract revenues when the contract or other evidence provides a legal basis for the claim, when the additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of the deficiencies in the contract performance, when the costs associated with the claim are identifiable, and when the evidence supporting the claim is objective and verifiable.  Revenue on claims is recognized only to the extent that contract costs related to the claims have been incurred and when it is probable that the claim will result in a bona fide addition to contract value which can be reliably estimated.  No profit is recognized on claims until final settlement occurs.  As a result, costs may be recognized in one period while revenues may be recognized when client agreement is obtained or claims resolution occurs, which can be in subsequent periods.

“At-risk” and “Agency” Contracts.  The amount of revenues we recognize also depends on whether the contract or project represents an at-risk or an agency relationship between the client and us.  Determination of the relationship is based on characteristics of the contract or the relationship with the client.  Pursuant to EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” for at-risk relationships where we act as the principal to the transaction, the revenue and the costs of materials, services, payroll, benefits, and other costs are recognized at gross amounts.  For agency relationships, where we act as an agent for our client, only the fee revenue is recognized, meaning that direct project costs and the related reimbursement from the client are netted.

In classifying contracts or projects as either at-risk or agency, we consider the following primary characteristics to be indicative of at-risk relationships: (i) we acquire the related goods and services using our procurement resources, (ii) we assume the risk of loss under the contract and (iii) we are responsible for insurance coverage, employee-related liabilities and the performance of subcontractors.

We consider the following primary characteristics to be indicative of agency relationships: (i) our client owns the work facilities utilized under the contract, (ii) we act as a procurement agent for goods and services acquired with client funds, (iii) our client is invoiced for our fees, (iv) our client is exposed to the risk of loss and maintains insurance coverage, and (v) our client is responsible for employee-related benefit plan liabilities and any remaining liabilities at the end of the contract.

Contract Types

Our contract types include cost-plus, fixed-price, target-price, and time-and-materials contracts.  Revenue recognition is determined based on the nature of the service provided, irrespective of the contract type, with engineering, construction and construction-related contracts accounted for under the percentage-of-completion method and service related contracts accounted for under the proportional performance method.

Cost-Plus Contracts.  We enter into four major types of cost-plus contracts.  Revenue for the majority of our cost-plus contracts is recognized using the percentage-of-completion method:

Cost-Plus Fixed Fee.  Under cost-plus fixed fee contracts, we charge our clients for our costs, including both direct and indirect costs, plus a fixed negotiated fee.

Cost-Plus Fixed Rate.  Under our cost-plus fixed rate contracts, we charge clients for our costs plus negotiated rates based on our indirect costs.

Cost-Plus Award Fee.  Some cost-plus contracts provide for award fees or penalties based on performance criteria in lieu of a fixed fee or fixed rate.  Other contracts include a base fee component plus a performance-based award fee.  In addition, we may share award fees with subcontractors and/or our employees.  We accrue fee sharing on a monthly basis as related award fee revenue is earned.  We take into consideration the award fee or penalty on contracts when estimating revenues and profit rates, and we record revenues related to the award fees when there is sufficient information to assess anticipated contract performance.  On contracts that represent higher than normal risk or technical difficulty, we defer all award fees until an award fee letter is received.  Once an award fee letter is received, the estimated or accrued fees are adjusted to the actual award amount.

Cost-Plus Incentive Fee.  Some of our cost-plus contracts provide for incentive fees based on performance against contractual milestones.  The amount of the incentive fees vary, depending on whether we achieve above-, at-, or below-target results.  We recognize incentive fees revenues as milestones are achieved, assuming that we will achieve at-target results, unless our estimates indicate our cost at completion to be significantly above or below target.

Fixed-Price Contracts.  We enter into two major types of fixed-price contracts:

Firm Fixed-Price (“FFP”).  Under FFP contracts, our clients pay us an agreed fixed-amount negotiated in advance for a specified scope of work.  We generally recognize revenues on FFP contracts using the percentage-of-completion method.  If the nature or circumstances of the contract prevent us from preparing a reliable estimate at completion, we will delay profit recognition until adequate information about the contract’s progress becomes available.  Prior to completion, our recognized profit margins on any FFP contract depend on the accuracy of our estimates and will increase to the extent that our current estimates of aggregate actual costs are below amounts previously estimated.  Conversely, if our current estimated costs exceed prior estimates, our profit margins will decrease and we may realize a loss on a project.

Fixed-Price Per Unit (“FPPU”).  Under our FPPU contracts, clients pay us a set fee for each service or production transaction that we complete.  We recognize revenues under FPPU contracts as we complete the related service or production transactions for our clients generally using the proportional performance method.  Some of our FPPU contracts are subject to maximum contract values.

Target-Price Contracts.  Under our target price contracts, we provide a total project at a target price agreed upon by the customer, subject to project circumstances and changes in scope.  Should costs exceed the target within the agreed-upon scope, we will generally absorb a portion of those costs to the extent of our expected fee or profit; however, the customer reimburses us for the costs that we incur if costs continue to escalate beyond our expected fee.  An additional fee may be earned if costs are below the target.  We recognize revenues on target-price contract using the percentage-of-completion method.

Time-and-Materials Contracts.  Under our time-and-materials contracts, we negotiate hourly billing rates and charge our clients based on the actual time that we spend on a project.  In addition, clients reimburse us for our actual out-of-pocket costs of materials and other direct incidental expenditures that we incur in connection with our performance under the contract.  The majority of our time-and-material contracts are subject to maximum contract values and, accordingly, revenues under these contracts are generally recognized under the percentage-of-completion method.  However, time and materials contracts that are service-related contracts, are accounted for utilizing the proportional performance method.  Revenues on contracts that are not subject to maximum contract values are recognized based on the actual number of hours we spend on the projects plus any actual out-of-pocket costs of materials and other direct incidental expenditures that we incur on the projects.  Our time-and materials contracts also generally include annual billing rate adjustment provisions.

4.
We note your disclosure in Note 1 that, “where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods for measuring progress on the project and recognize revenue accordingly.”  It is not clear whether you have disclosed these alternative methods.  Please revise Note 1 in future filings to disclose each method used to recognize material amounts of revenue or revise this disclosure to otherwise clarify.

Response:

We have included in our intended revised revenue recognition disclosure provided in our response to comment #3 above the alternative methods we employ for measuring progress.  These alternatives include the amounts of labor hours, labor dollars, efforts expended, units of production, or value added.  For your convenience, we have reproduced the relevant disclosure below:

“For some contracts, using the cost-to-cost method in estimating the percentage of completion may overstate the progress on the project.  For instance, in a project where a large amount of permanent materials are purchased, including the costs of these materials in calculating the percentage of completion may overstate the actual progress on the project.  For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods including labor hours, labor dollars, efforts expended, units of production, or value added for measuring progress on the project and recognize revenue accordingly.”

5.
You state on page 79 that the amount of revenues recognized also depends on whether the contract or project is determined to represent an at-risk or an agency relationship between you and the client, and that the determination of the relationship is based on characteristics of the contract or the relationship with the client.  Please tell us and revise future filings to disclose those characteristics that define an at-risk contract and/or relationship, and how your accounting for the gross revenue, and the costs of materials, services, payroll, benefits, non-income tax and other costs that are recognized in the statement of operations and comprehensive income is appropriate under EITF 99-19 or other authoritative guidance.  Please clarify whether you act as the principal in all at-risk contracts/relationships.  Consider disclosing the percentage of revenues derived from contracts/relationships deemed at-risk and the impact therefrom, if any, on your ability to conduct your operations as anticipated.

Response:

We have included in our intended revised revenue recognition disclosure provided in our response to comment #3 above the primary characteristics that we consider when classifying a contract as either an at-risk or an agency contract.  We have also clarified in that disclosure that we act as the principal in at-risk contracts.

In response to the Staff’s comment, we intend to include in the MD&A section of future annual filings information regarding the proportion of at-risk versus agency relationships.  Historically, a substantial majority of our revenues have been derived from at-risk relationships.

As summarized in our intended revised revenue recognition disclosure, the following are the characteristics we consider in classifying a contract or project as an at-risk relationship:

•	Goods and services are acquired using our procurement resources using our funds or available credit.
•	Title to goods and services are held by us, even if only temporarily and we are thereby exposed to risk of loss.
•	Our insurance covers goods and services procured prior to installation or consumption.
•	We have the primary responsibility for costs to be incurred for employee pension and other benefit plan liabilities.
•	The client is invoiced for the goods and services that we, or our subcontractors, have provided.
•	The work facilities utilized to perform the contract may be used to provide goods and services to other clients, and when so used, we retain any profit or loss.
•	The contract provides for reimbursement of charges for corporate, group, and divisional general and administrative expenses.
•	We are responsible for the performance of subcontractors.
•	When the contract ends or passes to another contractor, remaining liabilities are borne by us.
•	We enter into subcontracts in the name of one of our legal entities rather than the client’s name.
•	Costs are reviewed and approved by the client for reimbursement to us.

In an at-risk relationship, we act as the principal, rather than an agent, in the transaction.

The following are the characteristics we consider in classifying a contract or project as an agency relationship:

•	The contract or project operates under a letter of credit disbursement arrangement with the client.
•	The client owns the work facilities utilized to perform the contract.
•	We act as a procurement agent for goods and services acquired with client funds (including through a client’s letter of credit).
•	Title to goods and services are immediately held by the client upon delivery, rather than by us, thereby exposing the client, rather than us, to the risk of loss.

•
The client’s insurance covers goods and services procured prior to, as well as after installation or consumption, unless the client has insurance that covers us, in which case this is not a factor in the determination of the relationship.

•
The client recognizes, either by contract or predominantly similar practice that it is the primary or sole obligor of costs to be incurred for pension and employee benefit plan liabilities (unless specifically identified as not reimbursable).

•
The client has to approve the original general terms and conditions for subcontracts, purchase orders, task orders, and other working agreements and any of the above, which are over a specified dollar threshold.

•	The client is invoiced only for fees, but with accompanying reports on pass-through costs.
•	The work facility either may not be used to provide goods and services to other clients, or if it can be so used, the client retains any resulting profit or loss.
•	Agency contracts normally do not provide reimbursement from the client for corporate, group, or divisional general and administrative expenses or expenses incurred which are outside of the contact.
•	Goods and supplies are delivered to the client’s, rather than to our facilities.
•	When the contract ends or is terminated by the client’s facilities, remaining liabilities are borne by the client.

Agency relationships generally require fewer personnel and less investment than at-risk relationships.

Pursuant to EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” for at-risk relationships where we act as the principal in the transaction, the revenue and the costs of materials, services, payroll, benefits, non-income tax and other costs are recognized at gross amounts in our Consolidated Statements of Operations and Comprehensive Income.  For agency relationships, where we act as an agent for our client, only the fee revenue is recognized, meaning that direct project costs and the related reimbursement from the client are netted.

Item 15. Exhibits and Financial Statement Schedules, page 140

6.
Under Item 2 on page 31, you disclosed the existence of “significant lease agreements.”  In future filings, if applicable, please file as exhibits copies of any material leases required to be filed as exhibits to the Form 10-K.  See Item 601(b)(10)(ii)(D) of Regulation S-K.

Response:

Our facility leases primarily consist of office space leased in general or commercial office buildings to house our professional and technical staff and we do not consider any single facility lease to be “material” per Item 601(b)(10)(ii)(D) of Regulation S-K.  However, if we determine in the future that any of our leases are material within the meaning of Item 601 (b)(10)(ii)(D) of Regulation S-K, we will file those leases as exhibits in future filings.

Form 10-Q for the period ended June 27, 2008

Note 1. Business, Basis of Presentation, and Accounting Policies, page 6

7.
We note your disclosure that during the three months ended June 27, 2008, you identified two errors in the classification of cash flows for the three months ended March 28, 2008, and therefore have corrected them in the second quarter of fiscal 2008.  It appears the first misclassification of $5.7 million accounts for 24% of both operating and investing cash flows for the three months ended March 28, 2008.  The second misclassification of $2.5 million represents 10% of operating cash flows and 16% of financing cash flows, and the net misclassification of $3.2 million represents 13% of the net cash from operating activities.  Therefore, it is not clear to us how you concluded that the gross, or net, error was not material to the quarter ended March 28, 2008.  Please tell us the factors you considered in concluding the misclassifications were immaterial, in light of the guidance provided in SAB 108.  Also, we note the line item “Normal profit” on the face of the statement of cash flows within operating activities.  Please tell us where this adjustment was included in the statements of cash flows for prior periods.  To the extent you experience significant fluctuations in this adjustment depending on the makeup of the underlying contracts, please provide a discussion thereof in MD&A in future filings.

Response:

As noted in the Staff’s comment, during the second quarter ended June 27, 2008, we identified the following errors in the classification of cash flows for the three months ended March 28, 2008:

•
A misclassification of $5.7 million between investing cash flows and operating cash flows related to the purchase of property and equipment that remained unpaid, which resulted in an understatement of cash inflows from operations and an understatement of cash outflows from investing activities.

•
A misclassification between financing cash flows and operating cash flows for tax payments related to restricted stock that resulted in an understatement of cash inflows from financing activities and an overstatement of cash inflows from operations of $2.5 million.

In addition to the two errors above, which we specifically disclosed due to their magnitude, during the three months ended March 28, 2008, we had also identified other net adjustments that would have reduced operating cash flows by $1.8 million.  These adjustments are set forth in Appendix A.  All of these adjustments were recorded during  the three months ended June 27, 2008.

At the time of finalizing our Form 10-Q for the quarter ended June 27, 2008, we evaluated Staff Accounting Bulletins, Topic 1, Financial Statements, Section M, Materiality (Topic 1M or SAB 99) and Staff Accounting Bulletins, Topic 1, Financial Statements, Section N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (Topic 1N or SAB 108).

As required by SAB 99, in assessing materiality, we analyzed both quantitative and qualitative factors.  In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Under these governing principles, an assessment of materiality requires that one view the facts in the context of the “surrounding circumstances,” or the “total mix” of information.  In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.  This means that both the company’s financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item's materiality.

After analyzing both quantitative and qualitative factors, we ultimately concluded that, although these individual line item errors for net cash used in operating, investing and financing activities were significant on a percentage basis, the errors were not material to the quarter ended March 28, 2008.  In particular, we took into account that the errors were not significant for a company of our size, with annual operating cash flows of over $300 million for fiscal year 2007, nor did the errors impact short- or long-term cash flow trends.  We also concluded that they did not adversely affect components of cash flow that are most important to analysts and investors in the engineering and construction industry.

In performing our analysis, we considered the following quantitative and qualitative factors:

Quantitative Analysis:

The following table presents the effect of the errors we identified for the quarter ended March 28, 2008:

(in 000’s)	As Reported	Adjustments	As Adjusted	Error %
Three Months Ended March 28, 2008
Net cash from operating activities	$(23,853)	$1,443	$(22,410)	6.4%
Net cash from investing activities	(23,874)	(5,348)	(29,222)	-18.3%
Net cash from financing activities	(16,118)	2,546	(13,572)	18.8%
As of March 28, 2008
Cash and cash equivalents	192,657	(1,359)	191,298	0.7%

Qualitative Analysis:

We considered that an error is material if there is a substantial likelihood that a reasonable investor in making an investment decision would consider it as having significantly altered the total mix of information available.  To assess the qualitative factors, we first identified the components of cash flow and other financial information that we believe to be most important to investors and analysts.

We believe that, when evaluating the significance of cash flow errors, analysts and investors will consider, as part of the mix of information, the magnitude of the errors relative to reported revenues, cash and cash equivalents and annual operating cash flows.  For the three months ended March 28, 2008, our reported revenues were approximately $2.3 billion and, as of March 28, 2008, our total cash and cash equivalents were $192.7 million.  Our operating cash flows for the year ended December 28, 2007 were in excess of $300 million.  We concluded that, when viewed in the context of the “total mix” of our disclosed financial information, particularly our annual revenues, operating cash flows and our cash position, the amount of the errors we identified, although significant on a percentage basis to the quarter ended March 28, 2008, are immaterial on a qualitative basis.  In particular, we believe that, because the overall impact on our cash and cash equivalents was only 0.7%, the absence of these adjustments and their overall impact on net cash used in operating, investing and financing activities would not have been material to a reasonable investor’s investment decision.

Our experience is that, in the engineering and construction industry, of the three cash flow subtotals, analysts and investors typically focus predominantly on net cash flows from operations, as well as the overall increases and decreases in cash, rather than on individual line item changes within cash flow categories or on cash flows from investing and financing activities.  Our business is not capital intensive and, as a result, our cash flows from investing and financing activities are less important to analysts and investors.

Analysts and investors also look at trends that may negatively impact cash flows from operations.  The above adjustments, if recorded during the three months ended March 28, 2008, would have had a positive impact on operating cash flows of 6.4%.  Our first quarter cash flows from operations are typically negative due to the payment of bonuses ended in the preceding year.  Moreover, as illustrated below for the three months ended March 28, 2008 and 2007, the adjustments described above would not have resulted in a change in cash flow trends:

	Three Months Ended
	March 28, 2008	March 30, 2007		March 28, 2008	March 30, 2007
(in 000’s)	As Reported	As Reported	% Change	As Adjusted	As Reported	% Change

Net cash used in operating activities	$(23,853)	$(48,226)	50.5%	$(22,410)	$(48,226)	53.5%

Because we do not provide guidance to analysts regarding cash flows, these overstatements and omissions had no effect on our guidance for the first quarter of fiscal year 2008.  The adjustments above also had no impact on our compliance with debt covenants.  Finally, we note that, by correcting the errors in our second quarter 10-Q, the cash flows for the six months ended June 27, 2008 are stated properly; in other words, the reader would typically look to the year-to-date cash flows once the second quarter Form 10-Q is on file, and these are properly stated.

In addition, analysts and investors in the engineering and construction industry also focus on the net amount of operating cash flows minus capital expenditures.  Since the reclassification of the $5.7 million would have reduced the amount of operating cash outflow and increased capital expenditures, there was no impact on the net amount of operating cash flow minus capital expenditures.

To the extent that investors and analysts in the engineering and construction industry do examine cash flows related to financing and investing activities, our experience is that they do not view the subtotals in these categories as meaningful benchmarks; rather they concentrate on capital expenditures, acquisition-related activities and debt repayments.  Although the percentage misstatements with respect to the subtotals of financing and investing activities are significant, the errors that affected these narrower categories of particular interest to investors and analysts related to items that tend to vary from quarter to quarter in any event.  Since these activities are not predictable, we believe that reasonable investors and analysts would not have been affected by the changes in these two categories, all of which were properly presented in the six-month cash flow included in our report on Form 10-Q for the quarter ended June 27, 2008.  Therefore, we believe that the errors affecting cash flows related to financing and investing activities would not have altered an analyst’s or a reasonable investor’s investment decision.  However, as noted above, we concluded that the users of our financial statements would benefit from disclosure regarding the errors and thus, made the disclosure referred to in the comment above.

Other Qualitative Considerations:

In assessing the materiality of the above adjustments, we also considered the following qualitative factors outlined in SAB 99:

1.	Does the misstatement arise from an item capable of precise measurement or does it arise from an estimate and, if so, what is the degree of imprecision inherent in the estimate?

The above adjustments arose from either misclassification between cash flow used in operating, investing or financing activities, or were waived due to immateriality.  There were no estimates involved in any of the above adjustments.

2.	Does the misstatement mask a change in earnings or other trends?

None of the misstatements masked a change in earnings or other trends.

3.	Does the misstatement hide a failure to meet analysts’ consensus expectations for the Company?

The adjustments did not hide a failure to either meet or make analysts’ consensus estimates. As stated above, we do not provide guidance for cash flow.

4.	Does the misstatement change a loss into income or vice versa?

None of the misstatements changed a loss into income or vice versa.

5.	Does the misstatement concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability?

The adjustments had minimal impact on segment reporting and would not have changed any trends in any of the segments.

6.	Does the misstatement affect the Company’s compliance with regulatory requirements?

No regulatory requirements were impacted by the misstatements described above.

7.	Does the misstatement affect the Company’s compliance with loan covenants or other contractual requirements?

The misstatements did not affect the Company’s compliance with loan covenants or other contractual requirements.

8.	Does the misstatement have the effect of increasing management’s compensation – for example, by satisfying the requirements for the award of bonuses or other forms of incentive compensation?

No.

9.	Does the misstatement involve concealment of an unlawful transaction?

None of the adjustments described above involved concealment of unlawful transactions.

We also relied upon the guidance set forth in Question 5 of Staff Accounting Bulletin 108 – Frequently Asked Questions, which states, “registrants should disclose the fact that they have corrected immaterial errors in the prior period financial statements and provide appropriate context for the adjustments so that the reader is not confused by the change” by adding the disclosure related to the immaterial error in our Form 10-Q for the period ended June 27, 2008.

Conclusion

After considering all of the above qualitative factors, we concluded that the errors and their impact on net cash used in operating, investing and financing activities did not significantly affect the total mix of information and, therefore, would not have been material to a reasonable investor making an investment decision regarding our Company.  In addition, we discussed the circumstances described above and our view that the misstatements were not material to our consolidated financial statements and received the concurrence of our executive management, the Audit Committee of the Board of Directors and our independent registered public accounting firm, PricewaterhouseCoopers.

Normal Profit on Cash Flow Statement

The adjustment for normal profit was included in changes in billings in excess of costs and accrued earnings on contracts in process and other long-term liabilities in the net cash from operating activities section of our cash flow statement in prior periods.

During the preparation of the Form 10-Q for the quarterly period ended June 27, 2008, we elected to include the normal profit adjustment as a separate line item under the adjustments to reconcile net income to net cash from operating activities to provide more useful information to the financial statement readers.  The classification of normal profit as a separate line item has no impact on net cash from operating activities in prior periods.

The amount of normal profit has increased due to the fair value adjustment to the normal profit liability on contracts we obtained as a result of our acquisition of Washington Group International, Inc. in November 2007.  To the extent we experience significant fluctuations in this adjustment depending on the makeup of the underlying contracts, we will include a discussion of this fact in our MD&A in future filings.

Note 9. Commitments and Contingencies, page 28

8.
We note your disclosure of the ten proceedings listed on pages 28-34, six of which constitute matters that appear to represent a contingent liability.  Since you have disclosed the nature of the contingency, we assume you have deemed it reasonably possible that a loss or an additional loss may have been incurred.  Paragraph 10 of SFAS 5 states that in such cases, an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made shall be given.  However, we note that such disclosure was made only in the Minneapolis Bridge and 130 Liberty Street matters.  Therefore, please revise your disclosures in future filings to address the requirements of SAFS 5 for each contingency you identify.

Response:

In future filings, we will revise the discussion regarding each contingency, consistent with  SFAS 5, to disclose our estimate of the possible loss or range of loss or to state that such an estimate cannot be made.

Definitive Proxy Statement on Schedule 14A

Compensation Disclosure and Analysis, page 52

Bonus Plan, page 57

9.
We note your disclosure that the company calculates the Target Bonus as a percentage of each executive’s base salary.  On page 57, you disclosed that each executive’s employment agreement sets forth his respective Target Bonus percentage.  You further disclosed that the Target Bonus percentages increase as executives gain increasing responsibility within the company.  In future filings, please discuss the factors the company considers in setting the initial Target Bonus percentage.  Please discuss in future filings how the compensation committee determines the amount by which each executive’s Target Bonus percentage will increase each year.  See Item 402(b)(1)(v) and (e)(1)(i) of Regulation S-K.

Response:

In future filings, we will revise the disclosure to discuss in greater detail the factors we considered in setting the initial and any increased Target Bonus percentage for each executive and how the compensation committee determines the amount by which each executive’s Target Bonus percentage will increase each year, as required under Item 402(b)(1)(v) and (e)(1)(i) of Regulation S-K.

If you have any additional questions, please feel free to call me at (415) 774-2770.

Very truly yours,

/s/ H. Thomas Hicks
H. Thomas Hicks
Chief Financial Officer
URS Corporation

cc:           Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Reed N. Brimhall
Vice President, Controller & Chief Accounting Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Joseph Masters
Vice President and General Counsel
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Armen Der Marderosian
Chair, Audit Committee
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Samuel M. Livermore
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800

Michael F. Schini
PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco, CA  94111-4004

APPENDIX A
SUMMARY OF OTHER MISCELLANEOUS ADJUSTMENTS THAT IMPACTED CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 28, 2008

Shown below are other miscellaneous adjustments that impacted cash flows for the three months ended March 28, 2008 and would have reduced operating cash flows by $1.8 million.  All of these adjustments were recorded during the three months ended June 27, 2008:

Description of the Adjustment	Impact on Operating Cash Flows Increase/(Decrease)
(In millions)

Reverse accounts payable and cash	$(0.8)
Reverse duplicate fixed assets accrual entry[1]	(0.6)
Bank debit in transit not recorded	(0.6)
Capitalization of fixed assets[2]	0.6
Capitalization of fixed assets for FY 2007 recorded in Q1 2008[3]	(0.4)

Net adjustment to operating cash flows for the three months ended March 28, 2008	$(1.8)

[1]	An adjustment to reverse a duplicate accrual entry for fixed assets, which resulted in an overstatement of cash inflows from operations and an overstatement of cash outflows from investing activities.
[2]	An adjustment to capitalize fixed assets, which resulted in an understatement of both cash inflows from operations and cash outflows from investing activities.
[3]
An adjustment related to capitalization of software in fiscal year 2007, which was recorded during the three months ended March 28, 2008, and resulted in an overstatement of cash inflows from operations and cash outflows for investing activities.